

By Electronic Mail

June 16, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Fidelity Covington Trust
        Issuer CIK: 0000945908
        Issuer File Number: 033-60973/812-15175
        Form Type: 8-A12B
        Filing Date: June 16, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Fidelity Preferred Securities & Income ETF (FPFD)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications